UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated October 20, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: October 20, 2015

Exhibit 99.1

WuXi PharmaTech (Cayman) Inc. Announces

Extraordinary General Meeting of Shareholders

SHANGHAI, October 20, 2015 — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries with operations in China and the United States, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on November 25, 2015 at 10:00 a.m. (Shanghai time), at the executive offices of the Company located at 288 Fute Zhong Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200131, People’s Republic of China. The meeting is being held to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of August 14, 2015 and amended on October 20, 2015, among the Company, New WuXi Life Science Limited (“Parent”) and WuXi Merger Limited, a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the proposed Merger would result in the Company becoming a privately held company and the American depositary shares of the Company (each representing eight ordinary shares) (“ADSs”) no longer being listed on the New York Stock Exchange. In addition, the ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of the Company, approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger). The board of directors recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on November 2, 2015 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on October 19, 2015 will be entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, to vote the shares represented by their ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). In addition, persons wanting to receive copies of the definitive proxy statement may direct such requests to MacKenzie Partners, Inc., the Company’s proxy solicitor, toll-free 1-800-322-2885 (or +1-212-929-5500 outside of the United States) (call collect) or via email at wuxi@mackenziepartners.com.

INVESTORS, SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such statements include, among others, those concerning how the Company’s shareholders will vote at the meeting of shareholders, the possibility that various closing conditions for the transaction may not be satisfied or waived and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology, and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. For further information, please visit http://www.wuxiapptec.com.

For more information, please contact:

Ronald Aldridge (for investors)

LaVoie HealthScience

+1-617-374-8800 x109

+1 617-792-2459

ir@wuxiapptec.com

Aaron Shi (for the media)

Director, Corporate Communications

WuXi PharmaTech

+86-21-5046-4362

pr@wuxiapptec.com

5